RESIGNATION

TO:

PUNCHLINE ENTERTAINMENT, INC.
(the "Company")

AND TO:

The Board of Directors thereof

I, Michael Thiessen, hereby tender my resignation as President, Chief Executive Officer, Secretary, Treasurer and director of the Company, effective immediately. This resignation is not a result of any disagreements with the Company.

This resignation may be sent by electronic facsimile transmission and shall be deemed to be an original.

DATED as of the 14th day of August, 2012.

/s/ Michael Thiessen

Michael Thiessen

{W0154574.DOC}